(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13113 CUSIP NUMBER 79377W108

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Saks Incorporated

Full Name of Registrant

Former Name if Applicable

750 Lakeshore Parkway

Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35211

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not be able to file its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2005 (“First Quarter 2005 10-Q”) by the prescribed due date. The Company does not expect that such filing will be made by its June 14, 2005 extended deadline. The principal reason for the Company’s inability to file the First Quarter 2005 10-Q on time is that the Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (the “2004 10-K”). As previously disclosed, the Company expects that the 2004 10-K will be filed on or before September 1, 2005 and that the First Quarter 2005 10-Q will be filed at approximately the same time.

The Company has not been able to file the 2004 10-K or the First Quarter 2005 10-Q primarily because it has not yet completed the previously disclosed restatement of its financial statements for fiscal 1999 through the third quarter of fiscal 2004 (and possibly the fourth quarter of 2004). Following the completion (subject to a few additional interviews) of a previously disclosed internal investigation by the Audit Committee of the Company’s Board of Directors into (1) improperly collected vendor markdown allowances at one of the six merchandising divisions of Saks Fifth Avenue Enterprises (“SFAE”), (2) the adequacy of a 2002 internal investigation into that matter, and (3) other accounting and disclosure issues, the Company undertook work to confirm the amount of improperly collected vendor markdown allowances. In addition, the Audit Committee commenced a supplemental inquiry into (a) the timing of the recording of both inventory markdowns and vendor markdown allowances at SFAE, (b) whether there had been any overcollection of vendor markdown allowances at SFAE merchandising divisions not subject to the Audit Committee’s prior internal investigation, and (c) whether the Company improperly collected chargebacks (fees for failure to comply with the Company’s logistics, transportation, and billing policies ) from its vendors. In order for the Company to file the 2004 10-K and the First Quarter 2005 10-Q, it is necessary for the Company to complete its confirmatory work and the Audit Committee to complete its supplemental inquiry.

As of June 11, 2005, the Company had outstanding $990 million of senior notes and $230 million of convertible senior notes. Additionally, the Company has a senior secured revolving credit facility under which there is approximately $650 million of unused capacity.

As disclosed in the Company’s Form 12b-25 filed on April 15, 2005, under the indentures governing the Company’s senior notes and convertible senior notes, the Company must file Form 10-Ks and Form 10-Qs and other periodic reports with the Securities and Exchange Commission (“SEC”) and furnish copies to the trustees and the noteholders under its indentures. Similarly, under the Amended and Restated Credit Agreement, the Company must provide annual and quarterly financial statements to each lender under the revolving credit facility. Each of the Company’s senior notes indentures and the convertible senior notes indenture also contains a cross-acceleration provision under which the acceleration of other Company indebtedness in amounts of at least $50 million would permit the acceleration of the indebtedness that is subject thereto. Similarly, the Amended and Restated Credit Agreement for the revolving credit facility contains a cross-default provision which provides that the Company’s default on indebtedness in amounts of at least $20 million would constitute a default under the Amended and Restated Credit Agreement.

As a result of the Company’s failure to file the 2004 10-K prior to its extended deadline, the Company is not in compliance with its senior notes indentures and convertible senior notes indenture. That non-compliance, however, does not result in an automatic event of default or the acceleration of the notes. Unless holders of a majority of each series of notes waive compliance with the filing and delivery requirement either the trustee under any of the indentures or the holders of at least 25% of the outstanding principal amount of any such series of notes would

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have the right to accelerate the maturity of that series of notes if the Company failed to file and deliver its 2004 10-K within 60 days after written notice of such default. If maturity of any series of notes were accelerated, the holders of each other series of notes would also have a right to accelerate the maturity of that series of notes if the acceleration of maturity of the initial series of notes were not discharged within 10 days. The failure to file the First Quarter 2005 10-Q will constitute an independent basis for concluding that the Company is not in compliance with its indentures.

If the maturity of any series of notes is accelerated, the Company intends to fully repay all such amounts due with its cash on hand, currently approximately $320 million, and the approximately $620 million in proceeds from the pending sale of certain assets to Belk, Inc. which is expected to close on July 5, 2005. If additional funds are needed to repay the accelerated amounts, the Company intends to rely on borrowings under the Company’s Amended and Restated Credit Agreement, which currently has approximately $650 million of unused capacity and which the Company believes would be available for borrowing to repay accelerated amounts. The lenders under the Amended and Restated Credit Agreement have waived any event of default thereunder which may arise by virtue of the Company’s failure to deliver to the lenders the financial statements to be included as part of the 2004 10-K and the First Quarter 2005 10-Q.

Due to the delay in the filing of the 2004 10-K, the Company has suspended the use of all prospectuses under its registration statement covering resales of its convertible senior notes (and the shares of the Company’s common stock issuable upon their conversion). Under the terms of a registration rights agreement between the Company and the holders of the convertible senior notes, such a suspension (or if the registration statement ceases to be effective for the prescribed periods) would require, if such suspension or failure to be effective were to extend beyond certain limited time periods, the Company to pay “liquidated damages” to the holders of the convertible senior notes. The liquidated damages start at an annual rate of .25% and after 90 days increase to .50%.

The Company’s delay in filing its 2004 10-K has caused non-compliance with the information delivery requirements and other related provisions in the agreements governing the Company’s proprietary credit card strategic alliance with HSBC Bank Nevada, N.A. (“HSBC”). Non-compliance related to the delayed filing of the 2004 10-K has been waived by HSBC. HSBC has also waived any non-compliance that will result from the failure to file the First Quarter 2005 10-Q by its extended deadline.

The Company has notified the Securities and Exchange Commission and the New York Stock Exchange of the delay in filing of the First Quarter 2005 10-Q and intends to cooperate fully with the SEC and NYSE.

Forward-looking Information

The information contained in this press release that addresses future results or expectations is considered “forward-looking” information within the definition of the Federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. These risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; the effectiveness of planned advertising, marketing, and promotional campaigns; favorable customer response to increased relationship marketing efforts of proprietary credit card loyalty programs; appropriate inventory management;

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effective expense control; successful operation of the Company’s proprietary credit card strategic alliance with HSBC Bank Nevada, N.A.; geo-political risks; changes in interest rates; the ultimate outcome and timing of the Audit Committee’s internal investigation into the matters described in the Company’s press release of June 3, 2005; the outcome of the formal investigation by the SEC and the inquiry opened by the United States Attorney for the Southern District of New York into the matters that were the subject of the earlier Audit Committee investigation into the matters described in the Company’s press release dated May 9, 2005; the outcome of the shareholder litigation that has been filed relating to the matters that were the subject of the Audit Committee’s earlier investigation; the availability of funds, either through cash on hand or the Company’s revolving credit facility, to repay any amounts due should any notes become accelerated; decisions by merchandise vendors to restrict or eliminate customary trade credit terms for the Company’s future merchandise orders, which could require the Company to pay cash or secure letters of credit for such orders and which could have a material adverse effect on the Company’s liquidity position and financial condition; and the delay in the filing with the SEC of the 2004 10-K and the First Quarter 2005 10-Q and the consequences thereof. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 to the Company’s Form 10-K for the fiscal year ended January 31, 2004 filed with the SEC, which may be accessed via EDGAR through the Internet at www.sec.gov.

Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Charles J. Hansen	(205)	940-4000
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

As previously disclosed, the 2004 10-K has not yet been filed.

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following is a summary of the results of operations for the Company’s fiscal quarter ended April 30, 2005 that the Company anticipates at this time will be reflected in the earnings statements to be included in the First Quarter 2005 10-Q. The summary does not include comparisons to the results of operations for the Company’s fiscal quarter ended May 1, 2004 because the Company has not completed its restatement of those results of operations.

The Company operates two business segments, Saks Department Store Group (“SDSG”) and Saks Fifth Avenue Enterprises (“SFAE”). SDSG consists of the Company’s department stores under the Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s, and Boston Store nameplates and Club Libby Lu specialty stores. SFAE is comprised of Saks Fifth Avenue luxury department stores, Saks Off 5th outlet stores, and saks.com. As previously announced, the Company has entered into a definitive agreement to sell its Proffitt’s/McRae’s business to Belk, Inc. for $622 million. The Belk transaction is subject to various closing conditions (the HSR waiting period has expired) and is expected to be completed on or about July 5, 2005. The Company has also announced that it is exploring strategic alternatives for its Carson Pirie Scott & Co. northern department store business (operating under the nameplates of Carson Pirie Scott, Bergner’s, Boston Store, Herberger’s, and Younkers), and its Club Libby Lu specialty store business, including the sale of these businesses.

First Quarter Earnings Overview

The Company recorded net income of $17.1 million, or $.12 per share, for the first quarter ended April 30, 2005. The quarter included a net gain of $1.4 million (net of taxes), or $.01 per share, primarily related to the disposition of closed stores. The quarter also included approximately $2.0 million (net of taxes), or $.01 per share, of expenses associated with its previously disclosed investigation of alleged improper collections of vendor markdown allowances.

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For the first quarter ended April 30, 2005, operating income by segment (in millions) was as follows:

SDSG	$22.9
SFAE	39.2
Items not allocated	(8.9)

Total	$53.2

Items not allocated to the business segments are comprised of the cost of services performed on behalf of the entire company and those items not considered by corporate management in assessing segment operating performance, such as impairments, gains or losses on long-lived assets, store closing charges, and certain severance costs.

First Quarter Comments

Inventories at April 30, 2005 totaled $1.56 billion, a slight increase over the prior year first quarter. Consolidated comparable store inventories were essentially flat with last year, with levels at SDSG below last year and at SFAE above last year.

The Company ended the quarter with approximately $290 million of cash on hand and $670 million of unused capacity under its revolving credit facility. Total debt at April 30, 2005 was approximately $1.35 billion, and debt-to-capitalization was 39.4%.

During the first quarter, the Company did not purchase any shares of the Company’s common stock. The Company has remaining availability of approximately 15.7 million shares under its repurchase programs.

Saks Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 10, 2005	By	Charles J. Hansen
Executive Vice President and General Counsel

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